United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐   No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐   No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale updates on operations and structures in Minas Gerais

Rio de Janeiro, January 17th, 2022 - Vale S.A. (“Vale” or “Company”), as an update to the press release "Vale informs about the impact of rainfall in Minas Gerais", released on January 10th, 2022, informs that it has partially and gradually resumed its operations in Minas Gerais after the re-establishment of adequate safety conditions following the period of heavy rains that affected the region.

In the Southeastern System, the trains transit on the Estrada de Ferro Vitória a Minas railway ("EFVM") has been resumed on the Rio Piracicaba - João Monlevade stretch, thus allowing the gradual expedition of Brucutu and Mariana complex's production. Therefore, there is no longer Vale’s production sites halted in the System due to the rains. The BH branch line, which is responsible for general cargo transportation, is halted, and logistic alternatives are being evaluated for the definitive resumption of the branch line and for the expedition of general cargo while the branch line remains halted.

In the Southern System, some road accesses were cleared, and other alternative accesses were implemented, allowing the circulation of employees/third parties to the System’s mines, thus enabling the adequacy works of the mining fronts infrastructure. Several stretches of the MRS Logística had their train transit cleared and other stretches are expected to be cleared throughout the week. Accordingly, the Abóboras, Vargem Grande, Fábrica and Viga plants, representing about half of the current capacity of the Southern System, were gradually resumed over the last days. The other plants should be resumed in the coming days, after additional works to re-establish the appropriate operating conditions and normalization of train transit has been done.

Due to the stoppages in Minas Gerais, we estimate an impact of approximately 1.5 Mt on iron ore production and third-party purchase. Vale considers the seasonal impact of the rainy season in all operations, and therefore reiterates its iron ore production guidance of 320-335 Mt for 2022.

Dams safety

Vale remains with the continuous management and monitoring of its dams and geotechnical structures, carried out by the Geotechnical Monitoring Centers, by Vale's specialized teams and by the Engineers of Record. Based on a proactive posture, the Company reports changes in the safety conditions of two structures, associated with the heavy rains that hit Minas Gerais.

•	Area IX dam: elevation of the emergency protocol to level 2 from level 1, after piezometric alterations on the right abutment of the structure. The structure is currently inactive and is included in the Decharacterization Plan of Vale’s upstream structures.

•	Elefante dike: Initiation of emergency protocol at level 1, after erosion on the right abutment of the structure, without compromising its overall stability. The sediment containment dike is in the process of being decharacterized.

The Company has already initiated studies and corrective actions in both cases. There is no permanent occupation of people in the corresponding Self-Rescue Zones and no additional evacuation is required.

Vale emphasizes that continuously updated information about its dams is available on its ESG Portal (www.vale.com/esg).

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 17, 2022		Head of Investor Relations